Exhibit 99.1

55/08

Final Results of Re-opened Tender Offer for
Euro Ressources:  IAMGOLD holds 84.55% of Euro Ressources

Toronto, Ontario December 31, 2008 – IAMGOLD Corporation announced that the final results for the re-opening of its public offer for Euro Ressources S.A. (“EURO”) have been published by the French Autorité des marchés financiers ("AMF") on December 23, 2008. The offering re-opened December 4, 2008 and closed December 17, 2008.  As a result of the re-opening of its offer, IAMGOLD controls directly and indirectly 52,838,639 shares representing 84.55% of the current share capital of EURO. Settlement and delivery for the shares purchased pursuant to the reopened offer will occur as per the calendar published by Euronext.

Joseph Conway, IAMGOLD President & CEO said, “Following the public offer we now hold a clear majority of Euro Ressources. We are very pleased with the positive impact that this will have on the cash operating cost of gold production from our Rosebel Mine in Suriname.”

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Elaine Ellingham
President & CEO jconway@iamgold.com	SVP, Investor Relations & Communications eellingham@iamgold.com
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4743 Toll-free: 1-888-IMG-9999

Financial Dynamics S.A.S. (France):
Investor contacts:
Valery Lepinette: valery.lepinette@fd.com
Clément Bénétreau: clement.benetreau@fd.com
T: +33 (0)1 47 03 68 10
Press Contacts:
Guillaume Foucault: guillaume.foucault@fd.com
Astrid Villette: astrid.villette@fd.com
T: +33 (0)1 47 03 68 10

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

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